 

191 Mason Street
Greenwich, CT 06830
GABELLI.COM

For Immediate Release: Contact: Peter D. Goldstein
                                                                     General Counsel
                                                                     (914) 921-7774

                                                                     For further information please visit
                                                                     www.gabelli.com

The Board of Directors
Lennar Corporation
5505 Waterford District Drive
Miami, FL 33126

Attn: Stuart Miller, Executive Chairman and Co- CEO

Dear Mr. Miller,

We are writing on behalf of the clients of GAMCO Investors, Inc. and certain affiliates, who collectively hold approximately 1,719,782 shares of Lennar Class B Common Stock, representing 5.5% of the 31,217,013 Class B shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarter ended August 31, 2025.

We are writing regarding Lennar's October 10, 2025 announcement that it intends to exchange up to an aggregate of 33,298,764 shares of the Class A common stock of Millrose Properties Inc. owned by Lennar for outstanding Class A shares of Lennar.

While we recognize the merits of the proposed transaction, which presents an opportunity to retire a portion of Lennar's outstanding equity at an attractive valuation relative to the company's Private Market Value, we strongly urge the board to reconsider the decision to exclude Lennar Class B shareholders from the offering.

At the time of this letter's writing, Lennar's Class B shares trade at $111.43 per share, whereas Lennar's Class A shares trade at $118.77 per share, a 7% discount, even though the Class B shares hold equivalent economic rights and superior voting rights to Class A shares. By including the Class B shares in the proposed transaction, Lennar would capture the economic value of this discount for each Class B share that participates, to the benefit of all Lennar shareholders.

We urge the Board to act to maximize value creation for all shareholders and include Class B shareholders in the proposed transaction.

Alternatively, in acknowledgement of the fact that accounting for the market price of an additional publicly traded instrument may add complexity to the proposed transaction, we propose that the Board allow Lennar Class B shareholders to convert their shares to Class A shares for the purpose of participating in this exchange.

Sincerely,

Peter D. Goldstein
General Counsel
GAMCO Investors, Inc.